1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

February 25, 2026

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Michael C. Pawluk

Re:	Investcorp US Private Credit BDC II

Registration Statement on Form 10

File Number: 000-56810

Dear Mr. Pawluk:

On behalf of Investcorp US Private Credit BDC II (the “Fund”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated February 10, 2026 relating to the Fund’s registration statement on Form 10 that was filed with the SEC on January 5, 2026 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Fund. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement to be filed by the Fund at a later date (such registration statement being referred to herein as the “Amended Registration Statement”).

General Comments

1.

Comment: In a number of places, the Registration Statement states that the Fund “intends to apply for Multi-Class Exemptive Relief.” Please consider revising to reflect the fact that the Fund has already applied for such relief.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement in response to the Staff’s comments.

February 25, 2026

Item 1. Business

2.

Comment: In the fifth paragraph of the section entitled “The Fund,” the disclosure notes “We will notify shareholders of the Fund at least 60 days prior to any change to the 80% investment policy described above.” Please note that under paragraph (f) of amended rule 35d-1 to take effect later this year, the 80% investment policy of an unlisted business development company’s (“BDC”) can be changed only if authorized by the vote of the majority of the outstanding voting securities of the BDC, unless (1) the BDC conducts a tender or repurchase offer to allow shareholders to redeem shares, in accordance with all applicable Commission rules, in advance of any change in such policy; (2) the BDC provides shareholders with at least 60 days’ prior notice of any change in such policy in advance of the offer; (3) the offer is not oversubscribed; and (4) in the event of a tender offer, the BDC purchases shares at their net asset value. Please consider adding disclosure describing these additional conditions.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund respectfully notes that the amended rule’s compliance deadline for new registrants is June 11, 2026 (for larger entities) or December 11, 2026 (for smaller entities), each of which occurs subsequent to the effective date of the Amended Registration Statement.

3.

Comment: The Fund’s 80% policy references indirect investments, including “through certain synthetic instruments.” Please clarify what types of synthetic instruments you will use and confirm whether these will be the only means by which you will obtain indirect exposure to private credit.

Response: The Fund supplementally advises the Staff that it does not expect synthetic instruments to be a part of its principal investment strategy, but to the extent it does invest in synthetic investments (e.g., derivatives), such investments would count towards the Fund’s 80% policy. The Fund could also obtain indirect exposure to private credit through other means (e.g., investing in private credit funds and collateralized loan obligations); however, the Fund intends to principally invest in private credit investments on a direct basis. For these reasons, the Fund respectfully declines to make any changes in response to this comment.

4.

Comment: Under Investment Approach, you state that “[t]he typical term of the loans will be 7 years with an average realized duration of 4 years.” Please clarify what average realized duration means and explain its implications. To the extent your investment analysis relies on your ability to resell a loan, or a portfolio company refinancing, as opposed to underwriting based on operating characteristics and cash flows, please clarify. In connection with this comment, we acknowledge the Exit Strategy disclosure later in your filing. However, we believe further explanation of the assumed prevalence and impacts may be warranted.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement in response to the Staff’s comments by adding the following:

Average realized duration represents the portfolio’s average interest-rate sensitivity actually experienced over the measurement period, reflecting the timing of cash flows and any changes in expected life due to factors such as prepayments, calls, or refinancings. Average realized duration may vary over time and may not predict future interest-rate exposure or performance.

February 25, 2026

5.

Comment: Please clarify whether you will focus on fixed or floating rate loans and, to the extent material, disclose the percentage of loans that are in each category and the benefits and risks of each type.

Response: The Fund respectfully acknowledges the Staff’s comment and notes the following disclosure in its Registration Statement: “At September 30, 2025, 100% of our debt investments bore interest based on floating rates based on indices such as SOFR, the Euro Interbank Offered Rate, the Federal Funds Rate or the Prime Rate (in certain cases, subject to interest rate floors), and none bore interest at fixed rates.” While the Fund may invest in fixed rate loans, it intends to primarily invest in floating rate loans. The Fund will revise its disclosure to indicate that it primarily invests in floating rate loans.

6.

Comment: In this section and elsewhere as appropriate, if the Fund expects to invest in defaulted loans, please (a) disclose that fact along with any limits on such investments, and (b) include appropriate risk disclosure.

Response: The Fund does not intend to invest in defaulted loans as a part of its principal investment strategy; however, it reserves the right to do so from time to time. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

7.	Comment: In the section entitled “Compensation of the Adviser” and elsewhere, please consider including examples of quarterly incentive fee calculations under various scenarios and assumptions.

Response: The Fund respectfully declines to add the suggested disclosure. Unlike Form N-2, Form 10 does not require the inclusion of examples of quarterly incentive fee calculations. Additionally, given that (i) examples of quarterly incentive fee calculations have not been included in the Form 10 registration statements of other private business development companies, and (ii) a Form 10 registration statement is not an offering document, the Fund does not believe it is necessary to include such disclosure.

February 25, 2026

8.

Comment: “Subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (i) is primarily controlled by the Fund; and (ii) primarily engages in investment activities in securities or other assets. For purposes of this comment, “primarily controlled” means (i) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Investment Company Act of 1940 (“Investment Company Act”), and (ii) the Fund’s control of the unregistered entity is greater than that of any other person.

If the Fund may engage in investment activities through one or more directly- or indirectly-controlled Subsidiaries, please disclose:

•	That “Subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The Fund has revised the Amended Registration Statement in response to the Staff’s comments.

•	Any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response: The Fund confirms that the description of the Fund’s principal investment strategies and investment risks includes any wholly-owned subsidiaries’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

•

That the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (section 61) on an aggregate basis with the Subsidiary so that the Fund treats each Subsidiary’s debt as its own for purposes of section 61.

February 25, 2026

Response: The Fund has revised the Amended Registration Statement in response to the Staff’s comments.

•

That any investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Fund supplementally advises the Staff that any wholly-owned Subsidiaries are not expected to be parties to advisory contracts with either third-party or affiliated investment advisers, including the Adviser. While the Fund itself or an affiliate may agree to serve as collateral manager for a wholly-owned subsidiary formed for an on-balance sheet financing arrangement, as is common among other business development companies, the Fund does not believe that any such collateral management agreement would fall within the scope of Section 15 under the Investment Company Act, as no such wholly-owned subsidiary would itself be either a registered investment company or business development company under the Investment Company Act. The Fund further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Securities Exchange Act of 1934.

•	That each Subsidiary complies with provisions relating to affiliated transactions and custody (section 57). Identify the custodian of the Subsidiary, if any.

Response: The Fund has revised the Amended Registration Statement in response to the Staff’s comments. In addition, the Fund respectfully advises the Staff on a supplemental basis that while neither Investcorp US Private Credit BDC II SPV, LLC, nor any future wholly-owned subsidiary would itself be either a registered investment company or business development company under the Investment Company Act, the Fund would nonetheless expect to subject any assets held by such Subsidiaries to compliance with the Fund’s own custody requirements as a business development company under the Investment Company Act, and to consolidate the financial statements of such Subsidiaries with those of the Fund for financial statement reporting purposes.

February 25, 2026

•

Please also confirm in correspondence that: (a) if a Subsidiary is a foreign corporation, its board of directors will agree to designate an agent for service of process in the United States; (b) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the Investment Company Act and the rules thereunder; (c) the financial statements of each Subsidiary will be consolidated with those of the Fund (if not, please explain why not); and (d) for any Subsidiary that is wholly-owned, the Subsidiary’s management fee (including performance fee), will be included in “Management Fees,” and any Subsidiary’s expenses will be included in “Other Expenses” in the fee table.

Response: The Fund confirms that: (a) in the case of any Subsidiary entity that is a foreign corporation, the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (b) any Subsidiary entity and its board of directors (if applicable) will agree to inspection by the Staff of the Subsidiary entity’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act (as it applies through Section 64); and (c) the financial statements of any wholly-owned subsidiary entity will be consolidated with those of the Fund. The Fund further confirms that any expenses associated with such wholly-owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Fund may in the future be required to disclose pursuant to the form requirements of Form N-2, with the exception of interest payments which will instead be included in the appropriate line item reflecting the cost of leverage.

Item 2. Financial Information

9.

Comment: Item 303(a) of Regulation S-K states that the objective behind Management’s discussion and analysis “is to provide material information relevant to an assessment of [your] financial condition and results of operations ... to better allow investors to view [you] from management’s perspective.” While you present certain quantitative information you generally do not provide qualitative explanations behind the numbers in sufficient detail to permit investors to understand your results and portfolio quality. For example, as of December 31, 2024, 92% of your portfolio had investment ratings of 2 or higher. The same metric as of September 30, 2025, was 87% and you refer to realized gains and losses as being “primarily related to the restructuring of investments” when discussing your results for the nine months ended September 30. However, it is unclear what specific investments, economic or market conditions, caused these changes or how these items may impact future operations. Please revise to more fully describe the underlying reasons for material changes in quantitative and qualitative terms.

Response: The Fund respectfully acknowledges the Staff’s comments and has revised the Amended Registration Statement, as required by Regulation S-K Item 303(a).

February 25, 2026

Item 7. Certain Relationships and Related Transactions, and Trustee Independence

10.

Comment: We note the statement that “the Adviser and its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees.” In correspondence, please tell us more about the activities contemplated by this disclosure, including whether such fees will relate to portfolio company investments or be paid by portfolio companies. If so, please address how your activities comport with section 57 of the Investment Company Act or any co-investment orders you intend to rely on.

Response: To the extent that the Adviser directly originates loans for the Fund, the Adviser may receive fees from the Fund or the portfolio company to the extent the receipt of such fees complies with Section 57(k) of the Investment Company Act. To the extent that the Fund invests in such a loan pursuant to the co-investment exemptive order granted to the Adviser and certain of its affiliates, the Adviser may receive such fees to the extent that the receipt of such fees comply with Condition 14 of the exemptive order. The Adviser and the Fund intend to apply for a new co-investment exemptive order that would replace the existing exemptive order. To the extent that the Fund receives a new exemptive order, the fees paid to the Adviser in connection with a co-investment transaction would comply with the new exemptive order.

February 25, 2026

*  *  *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3402 (or by email at alexander.karampatsos@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Suahil A. Shaikh, Investcorp US Private Credit BDC II

Andrew Muns, Investcorp US Private Credit BDC II

Harry S. Pangas, Dechert LLP